Exhibit 99.1
Semantix Provides Update Regarding Nasdaq Minimum Bid Price Compliance
January 5, 2024
SÃO PAULO — (GLOBE NEWSWIRE) – January 5, 2024 - Semantix, Inc. (NASDAQ: STIX), a leading Latin American enterprise AI platform and applications provider, today announced that on January 2, 2024 it received a written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Rules, based on the closing bid price of the Company’s Ordinary Shares for the last 34 consecutive business days from November 10, 2023 to December 29, 2023.
Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with an initial 180 calendar days period, ending on July 1, 2024, to regain compliance with the Listing Rules. To regain compliance, the Company’s Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of ten consecutive business days. If the Company does not regain compliance within this initial period, it may be eligible for an additional 180 calendar days period, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii), provided that it meets the applicable market value of publicly held shares requirement for continued listing and all applicable standards for initial listing on the Nasdaq Capital Market (except the Minimum Bid Price Requirement) and notifies Nasdaq of its intent to cure this deficiency during this second compliance period. If the Company has not regained compliance by the end of the second period granted by Nasdaq, the securities will be subject to delisting, pending an appeal to the Nasdaq Hearing Panel.
The Notice is not expected to have any impact on the Company’s business operations or listing of the Company’s Ordinary Shares, which will continue to be listed and traded on Nasdaq. The Company intends to monitor the closing bid price of its Ordinary Shares and will, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of its Ordinary Shares, to regain compliance with the minimum bid price requirement under the Listing Rules.

Investor Contact
Adriano Alcalde
Chief Financial Officer & IR
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
Source: Semantix, Inc

About Semantix
Semantix is Latin America’s first fully integrated data and enterprise AI software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

Semantix Forward Looking Statements:
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Semantix, Inc.’s intentions with respect to regaining compliance with the Listing Rules (including the possibility of implementing a reverse stock split and any beneficial effect thereof) and the anticipated impact of the Notice on its operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Semantix’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”) on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.